

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2010

Travis Beatty
Vice President and Chief Financial Officer
OPTI Canada Inc.
2100, 555-4<sup>th</sup> Avenue S.W.
Calgary, Alberta
Canada  T2P 3E7

> **Re:    OPTI Canada Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2009**
> **Filed March 17, 2010**
> **File No. 333-148909**

Dear Mr. Beatty:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibits 99.4 and 99.5

1.    Please revise your certifications so that they are provided as set forth in General Instruction B.6 to Form 40-F.  We note in particular the omission of the language "and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))" from the introductory language to paragraph 4 of the certifications.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tracey L. McNeil at (202) 551-3392, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any questions.

Sincerely,


H. Roger Schwall
Assistant Director